Exhibit 99.3

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more.

Toll Free – 1-866-964-0492
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Notice of Meeting and of Availability of Proxy Materials for
Fortis Inc.’s Annual and Special Meeting of Shareholders

Meeting Date and Location:

When:	5 May 2022	Where:	Holiday Inn St. John’s, Salon A, 180	Fold
	10:30 a.m. (Newfoundland Time)		Portugal Cove Road, St. John’s NL
https://web.lumiagm.com/404629410

You are receiving this notice to advise you that the proxy materials for the above noted shareholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Management Information Circular and other proxy materials before voting.

The Management Information Circular and other relevant materials are available at:

www.envisionreports.com/fortis2022

OR

www.sedar.com

Obtaining a Copy of the Proxy Materials

If you would like to receive a paper copy of the meeting materials by mail, you must request one. There is no charge to you for requesting a copy. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Form of Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than 21 April 2022. If you do request the materials, please note that another Voting Instruction Form or Form of Proxy will not be sent; so please retain your current one for voting purposes.	Fold

For Holders with a 15-digit Control Number:

To request paper copies of the materials, call us toll-free at 1-866-962-0498 within North America or at +1-514-982-8716 from outside North America, and enter your Control Number as indicated on your Voting Instruction Form or Form of Proxy.

To obtain paper copies of the materials after the meeting date, please contact Kingsdale at 1-888-518-6828 (toll- free within North America) or 416-867-2272 (collect call outside North America).

For Holders with a 16-digit Control Number:

To request paper copies of the materials, call us toll-free at 1-877-907-7643, and enter your Control Number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact Fortis Inc. at 709-737-2900.

Notice of Meeting

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote online, by phone or by mailing the enclosed Voting Instruction Form or Form of Proxy for receipt before Tuesday, 3 May 2022, 10:30 a.m. (Newfoundland time) using the envelope provided. Shareholders who miss this deadline may still submit a paper proxy which must be received by the Corporate Secretary of Fortis Inc. prior to the meeting.

The resolutions to be voted on at the meeting are listed below along with the sections within the Management Information Circular where disclosure regarding the matter can be found.

1.	Election of Directors – To elect the directors proposed in the Management Information Circular. - “What the meeting will cover - Section 2”.

2.	Appointment of auditors and authorization of directors to fix the auditors’ remuneration as described in the Management Information Circular. – “What the meeting will cover - Section 3”.
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3.	Approval of the Advisory and Non-Binding Resolution on the Approach to Executive Compensation as described in the Management Information Circular. – “What the meeting will cover - Section 4”.

4.	Approval of amendment to the second amended and restated 2012 employee share purchase plan as described in the Management Information Circular. - “What the meeting will cover - Section 5”.

Annual Financial Statement delivery:

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•	All Registered holders and only Beneficial holders who opted to receive one.